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The Greatest Adventure On Earth®

3 Years. 3 Continents. $1 Million. First to find it, keeps it.

THEGREATESTADVENTUREONEARTH.COM CINCINNATI OHIO


THE GREATEST ADVENTURE
ON EARTH
3 YEARS » 3 CONTINENTS » $1 MILLION DOLLARS



We're pioneers of the adventure travel industry. We live and breathe this space, see where it's headed, and are passionate about sharing a sense of thrill, wonder and adventure with the world—around the world. We also care deeply about conscious travel in a rapidly warming (and globalizing) world. And we are storytellers at heart.

Daryn Hillhouse Co-Founder & CEO @ The Greatest Adventure On Earth®

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Why you may want to support us...

1. The founders have sold out every event we've produced over the last 10 years ($2.5M revenue)
2. Previous events (under different entities) 30% participant return rate, 50% YoY growth since 2016
3. MVP of previous event sold out in 48hrs | 15,000 interested people in less than 3 weeks
4. High-growth future verticals (city-based mini adventures, global accommodation service, premium and live-streamed content)
5. Socially and environmentally conscious event (charity component designed to offset participant carbon emissions).
6. Proven leadership team with over a decade of experience in adventure travel, event production, digital marketing, and creative storytelling
7. Solid customer base of 25,000 high income travelers worldwide

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Daryn Hillhouse
Co-Founder & CEO
18 years in Operations & Logistics (including British Army tours of Bosnia, Kosovo, and Afghanistan). 10 years producing global, mass participation events e.g. Put Foot Rally: 2nd largest social rally on Earth. ($2.5M revenue, 2500+ participants).

Shaan Coelho


Co-Founder & COO
Vaynermedia alum. Spearheaded growth and operations of London and Los Angeles offices. Managed teams and campaigns for brands ranging from Ab-Inbev to Amazon, Toyota and Unilever.


Luke Kingma
Co-Founder & CCO / CFO
Vaynermedia alum. Founding team at Gravity Blanket (raised $4.7 million on Kickstarter). Former Head of Creative at Futurism (acquired by Singularity University in 2018). Published cartoonist (Running Press). Wanderlust (30+ countries).


Bryn North
Film and Content Director
World-class professional filmmaker for the biggest names and brands in adventure travel: Sam Kolder, Chelsea Kauai, Louis Cole, and tourism Boards of Indonesia, Bali, China, Bangladesh to name a few. https://www.youtube.com/user/MrBrynnorth


Madison Sims
Art Director & Graphic Director
Vaynermedia alum where she managed a team of designers and oversaw the creative efforts for numerous high-profile clients, most notably a range of AB-Inbev labels. Her most recent portfolio includes work with TheSkimm, CultureTrip and Under Armour.


Brian Belley
Advisor
Founder at Crowdwise, LLC - providing equity crowdfunding advisor and mentor services. Angel Investor in 60+ private startups through equity crowdfunding.


Tony Galetti
Advisor
Founder of Galetti Corporate Real Estate - the largest commercial real estate brokerage in Africa.

Downloads

The Greatest Adventure On Earth L.pdf

The Greatest Adventure On Earth®

Part Mystery Trip. Part Escape Room. Part Social Travel Experience.


THE
GREATEST
ADVENTURE
ON
EARTH
3 YEARS » 3 CONTINENTS » $1 MILLION DOLLARS

The Greatest Adventure on Earth is a 3-year global scavenger hunt where participants search for clues, solve puzzles, and complete challenges that will reveal a route to the most amazing places on Earth, and ultimately to a hidden $1 million prize.

Part Mystery Trip. Part Escape Room. Part Social Travel Experience.

The Problem: The travel industry has exploded over the last decade, and the way people travel has changed dramatically.

Major tour companies like Contiki and G Adventures have commercialized group travel. Tour guides now herd their groups quickly through the world's most famous sites and rush them off to the next one, stopping only for selfies, souvenirs, and bathroom breaks.

This has only been made worse by social media platforms and travel influencers who encourage their millions of followers to flood the same 'viral' destinations in search of the money shots that will garner likes, comments, shares, and followers.

In other words, travelers are visiting the same places, staying in the same hotels, and seeing the same sights.


THE PROBLEM
The art of independent travel has been lost . . .
Instagram influencers have glamorized international travel and created false perceptions.
Package tour operators have turned the wonders of the world into bona fide theme parks.
Commercialized group travel has stripped out the spontaneity and serendipity of adventure travel.

The result? Overcrowding, unrealistic perceptions, and the instagrammification of the most iconic places on the planet. **The art of independent travel has been lost**.

Travelers no longer get to experience the excitement of planning their journey or discovering off-the-beaten-path places to visit. Instead, they are led down a curated route of packaged experiences, with few opportunities to meet new people or experience local culture, history and cuisine.

Travel has become impersonal and based on instant gratification, with all of it being done #ForTheGram. **We believe there's a better way.**

Our Solution: The Greatest Adventure On Earth

A global adventure that takes travelers to the greatest places on the planet in an effort to **reinvigorate independent travel**, so people can once again travel with a sense of purpose. To allow travelers to discover hidden gems, and immerse themselves at a local level with the people, culture, food, history, landscapes, flora, and fauna of the countries they visit.

A modern day, real world 'Ready Player One' where participants are cast in a story bigger than themselves, and given the chance to live out the hero's journey. An opportunity to embrace inner Walter Mitty / Indiana Jones / Poe Dameron / Lara Croft and experience some of the most unique and spectacular destinations on Earth.


3 YEARS
2021
2022
2023
3 PRIZES
$100,000
$250,000
$1,000,000
3 CONTINENTS
3 WAYS TO JOIN

HOW IT WORKS: The perfect travel event. 10 Years in the making

THE ADVENTURE: We've hidden $1 Million somewhere in the world. Each year participants receive clues and puzzles to reveal the countries they'll be visiting, and the

starting location of their quest.

3 YEARS | 3 CONTINENTS: Each year, participants visit a different continent, where they'll explore new cities, sample exotic cuisines, and immerse themselves in natural and cultural points of interest. Along the way, they'll forge lifelong friendships, give back to local communities, and take part in hands-on eco-friendly charity projects that offset their personal carbon emissions.

FLEXIBLE PARTICIPATION: The event is designed for maximum accessibility. Participants can choose when they travel (between April 15 - January 15), who they travel with (Solo, Pairs, Teams), and how much travel they want to commit to, (1 - 3 Years).

Best of all? Participants only need 2-3 weeks of vacation time to compete each year.

PRIZES: Year 1 will have $100,000 worth of prize money and Year 2 will have $250,000 worth of prize money. There will also be "Secret Side Missions" hidden along the route, discoverable by finding and solving puzzles with prizes worth $250,000. We believe it's an immersive way to lead travelers to awesome locations and experiences worth more than any prize money.

DOING GOOD: Offsetting carbon emissions and giving back to local communities.

Today's travelers are aware of their social and environmental footprint and want to do something about it.

We will implement three charity project opportunities, one on each continent, where participants raise money, volunteer their time with hands-on charity work, and ultimately give back to the people and places they visit.


3 IMPORTANT CAUSES
YEAR 1
Solar Energy Project
YEAR 2
Ocean Cleanup Project
YEAR 3
Rainforest Conservation Project
*Causes are designed to offset double participants' carbon emissions

Projects are designed to offset the personal carbon emissions of our participants. We'll partner with local charities to ensure maximum impact and transparency.

THE MARKET: Adventure and Experiential Travel

The global adventure tourism market was valued at $586.3 billion in 2018. By 2026, it's projected to reach $1.626 trillion. This 'Adventure Economy' is part of a larger movement called the Experience Economy, which has exploded over the last few years.


THE OPPORTUNITY
Adventure travel is exploding, driven by the experience economy.
INTERNATIONAL TOURIST ARRIVALS BY WORLD REGION
1.4 billion
1.2 billion
1 billion
800 million
600 million
400 million
200 million
1950
1960
1970
1980
1990
2000
2010
2018
Africa
Middle East
Asia & Pacific
Americas
Europe

According to McKinsey, personal expenditures on experience-related services have grown more than 1.5x faster than overall personal spending, and nearly 4x faster than

expenditures on goods, since 2014. And these trends show no sign of slowing down.

WHY THIS: A hugely successful and validated MVP.

In 2017, we took our concept to market for the first time (under a different entity). Our vision was to combine physical challenges, complex puzzles, and adventure travel with a massive cash prize—merging the best of the adventure and experience economies into a single event.

We designed a 15-day pilot event called the **Wakati Challenge**, which had participants race from Cape Town to Zanzibar (approximately 4,989 km or 3,100 miles), using nothing but public transportation. The first team to cross the finish line would win $15,000.

More than 15,000 people from all over the world showed interest in the event, which sold out in under 48 hours. Wakati proved it was possible to bring competitive adventure travel to the masses—and do it in a way that has never been done before.


OUR PILOT
WAKATI
CHALLENGE
Teams of 3, using Public Transport only, race from Cape Town to Zanzibar. Finding Clues, Solving Puzzles to be first to the $15,000
DEC 2017
Pilot completed
33 TEAMS
Sold Out in 48 Hours
11 DAYS
Winning Team

The MVP and 10 years of travel industry data and experience confirm:

- People of ALL ages WANT adventure! We had a 65-year old retired CEO, competing against two 18-year olds and their father. We had mixed teams, all female teams, and even participants who had previously never traveled more than 20 miles away from home, join the Wakati Challenge.
- People love to search for clues and solve challenges that lead to epic experiences.
- People are willing to trade comfort for mystery, adventure, and personal growth.
- People don't mind living outside their comfort zone for a chance to win a huge prize.
- People value the journey and experience more than the destination—and the prize.

WHO ARE WE? We're pioneers of the adventure travel industry. We've sold out every event we've produced over the last 10 years.

We have been building and operating global, mass participation travel events for more than a decade. In 2010, we launched the **Put Foot Rally** (under a different entity), a vehicle-based social rally that brought people from all over the world together to experience the best of Southern Africa.

Put Foot took travelers on a 10,000 kilometer journey across six countries (South Africa, Namibia, Botswana, Zambia, Malawi, and Mozambique), with epic checkpoint parties along the way (Botswana Salt Flats, Lake Malawi, Victoria Falls, and Etosha National Park).


WE'VE BEEN PIONEERING
ADVENTURE TRAVEL FOR A DECADE
10
THE 2020 EDITION
CELEBRATING 10 YEARS
PUT FOOT
RALLY

Today, the Put Foot Rally is the second largest social rally on Earth (180+ Teams, 400+ Participants), with over $2.5 million in revenue generated to date. Over 70% of the total has been raised in the last 3 years, and separately has fundraised over $750,000 for charity, and put 30,000 pairs of shoes on the feet of children who have never owned a pair.

SCALABILITY: Building a global travel brand through high growth expansion verticals.

We'll build on the foundation set by a successful The Greatest Adventure On Earth event, and expand by building on each vertical:

- **The Greatest Adventure On Earth -** A global adventure race held every 3 years. The event is the first building block of a much larger ecosystem. We'll achieve $10 million in revenue over the next 12 months, via ticket sales
- **The Wander Collective:** In year 1, we'll launch a subscription-based global accommodation service to provide low-cost, high margin accommodations to our 3,000 participants—and eventually, to the public through a subscription / membership model. This is a natural fit, and massively scalable, with an annual subscription service priced at $700-$900 per year
- **Mini Greatest Adventures:** In year 2, we're going to launch city-based mini adventures. These will be 24-48 hour adventures, starting off in U.S. cities. Following a Color Run / Tough Mudder model, we'll have 2,000-3,000 participants at $200-$250 per person, and we will scale these up globally, as well.
- **The Greatest Adventure Premium Content / TV Show -** We will turn the event into entertainment media property, and broadcast on digital platforms in Year 3.


GAOE REVENUE PROJECTIONS
REVENUE (Millions of Dollars)
$120
$100
$80
$60
$40
$20
$0
$10
$4
$12
$6
$5
$12
$9
$20
$10
$20
$20
$40
$20
2020
2021
2022
2023
The Event
Wander Collective
City-Based Adventures
Branded Content

TIMELINE: A Successful Company and Your Investment

Estimated Company Journey: *(these are forward looking milestones that can't be guaranteed)*

- **2020** - Launching The Greatest Adventure On Earth, and focus on selling out.
- **2021** - Launching The Wander Collective, a global subscription accommodation platform - participants will be our first members.
- **2022** - Launch of The Greatest Mini Adventures - with city-level events across the USA.
- **2023** - The Greatest Adventure On Earth 2 will launch.


START
2020
Q1
• Promo Campaign
• Early Bird Registration
Q2
• Marketing Campaigns
• General Registration Opens
Q3
• Partnership Procurement
• Year 1 Location Preparations
Q4
• Year 1 Locations & Challenges Final
2021
Q1
• Year 1 Begins
• First Clues Sent to Participants
Q2
• Launch Wander Collective
• Participants Begin Travels
ACHIEVE $10M ANNUAL REVENUE
Q3
• Launch Mini Greatest Adventures
• Year 2 Location Preparations
Q4
• Year 2 Locations & Challenges Finalized


COMPANY JOURNEY
2022
· Year 2 Begins
· First Clues Sent to Participants
· Launch Adventure "Reality Show"
· Year 3 Location Preparations
Q1
Q2
Q3
Q4
· Participants Begin Travel
· Year 3 Locations & Challenges Finalized
· Winner Announced
· Launch The Greatest Adventure on Earth II
· Year 3 Begins
· First Clues Sent to Participants
Q4
Q3
Q2
Q1
ACHIEVE $100M ANNUAL REVENUE
2023
· Participants Begin Travels

WHY INVEST: Not your typical startup. Designed to be profitable from day 1.

You're investing in a team that will pursue profitability from Day 1. We're a company that will create the opportunity for meaningful ROI, through either a full exit or annual dividends, with the option of a share-buyback at market rate.

Investor timeline: *(these are forward looking milestones that can't be guaranteed)*

2020 - Pre-Seed Round - A WeFunder Campaign.

- Early Bird Investors can invest $100,000 @ $4M Valuation Cap.

- General Investors can invest $400,000 @ $5M Valuation Cap.

2021 - Seed Round - A WeFunder Campaign

2023 - Series A Raise (optional) - or self-fund further grown.


START »
INVESTOR JOURNEY
2020
PRE-SEED ROUND : Q1
· WeFunder Campaign Launch
· WeFunder Campaign Complete
2021
SEED ROUND : Q1 – Q4
· Raise $10M @ $30M Valuation
· WeFunder SAFE Converts
· EARLY BIRD: $100k investment worth $731k (7.5x)
· GENERAL: $400k investment worth $2.408M (6.0x)
2023
SERIES A ROUND (OPTIONAL) : Q1 – Q4
· Raise $100M @ $300M Valuation
· EARLY BIRD: $100k investment worth $4.2M (42x)
· GENERAL: $400k investment worth $13.5M (33.75x)
2025–2027
THE AQUISITION EXIT (OPTIONAL)
· @500M
· WeFunder Early Birds: 1.4% receive: $7M (total: 70x)
· WeFunder General: 4.5% worth $22.5M (total: 56x)
2024 –
DECISION TO DECLARE ANNUAL DIVIDEND
THE EXIT INVESTMENT
· @50% of profits per year = $25M
· WeFunder Early Birds: 1.7% = $425,000 (4.25x / yr)
· WeFunder General: 5.6% = $1.4M (3.5x / yr)
· Alternative : Sell shares at valuation – $300M

This presents two opportunities for a potential investor Return on Investment going forward (*these are projections, and not guaranteed*):

- **Acquisition Exit:** The company is acquired for between $300M-$500M providing investors with a 42x-76x ROI.

- **Investment Exit:** The company self-funds further expansion, and does not pursue an A Round, and implements annual dividend disbursements. Providing investors with an annual 3.5x-4.5x ROI. Alternatively, the shareholder may choose to sell their shares to the company or public at an agreed value.

Use of Funds


INVESTMENT OPPORTUNITY
MARKETING
LAUNCH CAMPAIGNS
USE OF FUNDS
31%
47%


TEAM
14%
8%
OPERATIONS

47% ($235,000) will be used to launch an extensive global promotional campaign, with digital and physical scavenger hunts to drive interest. (e.g.: Burying a Tesla in the Australian outback, and requiring the public to solve a series of puzzles and challenges to reveal the location of the prize.)

31% ($155,0000) will be used for digital marketing campaigns to drive registrations to sell out 3000 tickets. Registrations will open in Q1, beginning with Early Bird entries ($2,500pp) for the first 530 individual sign-ups, and $3000pp for the full 3 years or $1,500 per year for those wishing to commit year-by-year. We expect a maximum CPA of $51pp.

22% ($110,000) will cover operational costs: website, legal, insurance, office and team and WeFunder 7.5% platform fees

Answer the call

We're building a community-based global adventure company, which will expand through

mutually supporting high-growth verticals. Our ultimate goal is to evolve into the greatest travel company on earth, and we look forward to doing it with your help.


ANSWER THE CALL
Early Bird Investors: First $100k @ $4M valuation + 20% discount
Includes Perks & free T-Shirt


The call to adventure is the point in a person's life when they are first given notice that
EVERYTHING IS GOING TO CHANGE, WHETHER THEY KNOW IT OR NOT.
-Joseph Campbell | The Hero's Journey

Investor Q&A

– COLLAPSE ALL

What does your company do?

The Greatest Adventure On Earth is an immersive global scavenger hunt—part mystery trip, part escape room, part social travel experience! Each year, participants depart for a different international destination, where they solve puzzles revealing unique regional locations they must visit. In each of these locations, there are experience-based challenges to complete, each unlocking clues leading to the next destination, and ultimately, to the location of the $1 million prize.

Where will your company be in 5 years?

In five years we hope to be generating over $200M/year and declaring dividends to our investors | Running a new Greatest Adventure On Earth every 3 years | Conducting "Mini Adventures" in over 100 cities around the world | Expanding The Wander Collective (global accommodation subscription service) with over 50 properties around the world and >25,000 monthly subscribers | Driving the 'Experience TV' revolution with digital live-broadcast adventure race content

Why did you choose this idea?

We're pioneers of the adventure travel industry. We live and breathe this space, see where it's headed, and are passionate about sharing a sense of thrill, wonder and adventure with the world—around the world. We also care deeply about conscious travel in a rapidly warming (and globalizing) world. And we are storytellers at heart.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The travel industry has changed radically over the past 10 years. Influencers have glamorized international travel, package tour operators have turned the wonders of the world into theme parks, and commercial group travel has taken the spontaneity out of adventure travel. Meanwhile, the realities of climate change are weighing on travelers who see the effects firsthand, and understand their contributions.

Over the last few years, all of this has reached a tipping point. Modern 'independent' travelers seek authentic experiences, ambitious challenges, off-the-beaten-path destinations, and opportunities to minimize their socio-environmental footprint. Yet, there are few travel companies that offer all of this in a single experience or package.

How far along are you? What's your biggest obstacle?

We are ready to go to market. Our team is assembled, our website is built, and we are ready to open registration for the inaugural Greatest Adventure on Earth. Our biggest obstacle is generating enough impressions at this early stage without the support of paid media.

Who competes with you? What do you understand that they don't?

The Adventurists | A mid-size rough and tumble adventure company that hosts challenging adventure trips in select markets around the globe. This company is targeting a lower-price point and a younger, risk-tolerant audience as their trips require a great deal of self reliance (and are quite dangerous).

Atlas Obscura/AirBnB | As they move more heavily into the experiences vertical this partnership will expand from 3-8 day trips into longer duration and larger vision projects. While this partnership is in its nascent stages, it poses an opportunity and a competitive angle.

Our 'Secret Sauce' | The complexity of these multi-country social rallies requires more than just infrastructure. They require experience, trust, and community—a combination that our work on Put Foot Rally has provided over the course of 10 years.

How will you make money?

This a cash generating business, profitable from Day 1. Our goal is $200M/year in revenue, and with annual dividends declared to our investors.

"The Greatest Adventure On Earth" will refresh and relaunch every 3 years. Annual Revenue: $10M in 2021 to $20M in 2023.

"The Wander Collective" is our global accommodation subscription service that will provide experiential accommodations for participants (and eventually anyone who wants to join). Annual Revenue: $4M in 2020 to $20M in 2023.

'Mini' Greatest Adventures will be launched in over 100 cities around the world. Think a series of 48-hour scavenger hunts in major markets with smaller prizes ($25,000) and lower entry fees ($200). Annual Revenue: $5M in 2021 to $40M in 2023

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Lack of momentum and ticket sales - resulting from limited impressions delivered against our target audiences in the areas that capture their attention.

Market - A major economic downtrend would result in less traction. This is mitigated slightly as our core target audience is Europeans and Australians, who traditionally have higher levels of disposable income and 24-30 days of vacation on average.

How big is the market?

The global adventure tourism market was valued at $586.3 billion in 2018, and is projected to reach $1,626.7 billion in 2026, a CAGR of 13.3% from 2019 to 2026 (Allied Market Research Report, Sep 2019)

What is your rollout plan and timeline?

2020: Promo Campaign and Registrations Open

2021: Year 1 of the GAOE. Event begins. Launch Wander Collective.

2022: Year 2 of the GAOE. Expand Wander Collective. Launch city-based 'mini' Greatest Adventures.

2023: Year 3 of the GAOE. Event ends and a winner is announced. Launch Entertainment Media Property, and ready The Greatest Adventure On Earth II.

How many participants do you need for the event to go ahead?

Our minimum is 1,000. Starting with a limited 530 Early Bird entries for $2,500 will secure $1.3M covering the prize money for the event. Following that, 470 tickets at $3,000/each will provide additional runway to deliver the event over the next 2 years.

Flight-Shaming is now a thing – What is our carbon-offset plan and strategy?

Climate change is real - Today travelers are extremely eco-conscious and seek out carbon neutral travel options.

They also want to participate in hands-on charity projects where they can give-back to the communities that provide and host their experiences

The Greatest Adventure On Earth will be a carbon negative event, meaning we will offset 2x the amount of forecasted carbon emissions of all our participants over the 3 years.

Part of the adventure will have participants actively engaged in a charity project on each

continent (a project per year), which includes solar power infrastructure, ocean plastic cleanups and forest conservation. Participants will also raise money for local organizations.

Do travelers need to sign up for all three years in order to participate in The Greatest Adventure on Earth?

No. Travelers can sign up for individual years: Year 1, Year 2 or all 3 years. The event is designed for maximum flexibility and accessibility, without compromising the integrity of the challenges and the competition.

How many weeks of travel are required to participate each year?

Each year requires 2-3 weeks of travel, on average. Larger groups may complete the challenges faster whereas solo travelers may require the full three weeks.

*Note: The Greatest Adventure on Earth is geared toward European and Australian audiences, who typically have 20-25 days of vacation and spend an average of $3500-$4500 on travel per year.

What kinds of safeguards will you put into place to immunize the event against cheating?

All of our challenges are pressure tested by internal experts and external consultants. We create our challenges and then work backwards accounting for and closing all possible loopholes and vulnerabilities. In addition, all participants carry SPOT GPS tracking devices to fully ensure safety and operational control.

How does the business scale?

We scale by first establishing The Greatest Adventure On Earth as a sprawling, innovative, can't-miss event. From there, we launch high-growth, symbiotic verticals.

The Wander Collective
- 25,000 members within 4 year
- Membership @ $800-$999 per year

'Mini' Greatest Adventures
- 100 city-scale events globally within 4 years
- Revenue of $300,000-$500,000 per event

What is your Go-To-Market Strategy / Approach?

We have a three-pronged approach to acquiring adventures and building brand.

1) Informed
Leveraging 10 years of adventure tourism market analytics and customer data:
- Current Total Addressable Market (TAM): 600M+
- Customer Acquisition Cost (CAC): Average historical CAC $15

2) Activated
Multi-channel approach with experienced network of production partners across all channels:
- Social: Facebook, Twitter, Instagram creative campaigns in development combined with paid media tools to scale
-- Paid Media Strategy: Combine Custom Audiences, Look-a-like audiences and display network to achieve cost-efficiency with impression delivery
- Digital: Paid, earned and owned experts engaged for execution
- PR: Engaged top tier travel PR company for media coverage
- Creative: Innovative storytellers and creative partners on retainer

3) Innovative:
Greatest Adventure Promotion Campaign Media Event
-2020 Promotion of a sample version of The Greatest Adventure on Earth event for travel media professionals and influencers to experience a taste of the event. We'll expand the scale of event with custom media kits delivered to pre-vetted publication partners around the globe to secure coverage and drive ticket sale awareness

Why now?

This is where the market is moving and we're experts in this industry. The travel industry is shifting dramatically, moving away from packaged tours and traditional tourist hot spots, and back towards independent travel.

Social and eco-conscious travel is a powerful motivator, and will continue to shape the travel industry over the next decade.

Independent Travel - Travelers want to feel empowered, with the ability to choose their own routes, meet like-minded adventure-seekers, experience new lands, and immerse themselves in local cultures, cuisines, and way of life. Live/Travel like a local.

Climate change - Travelers are conscious of the geo-political instability which comes from global warming, and they are anxious to see and support the parts of the world that are endangered.

Wildlife conservation - Travelers are conscious of plants, animals, and microorganisms losing their natural habitats to corporate interests, poaching, and the illegal animal trade. They want to see and proactively support ecological restoration and conservation efforts.

Doing Good - Travelers are uniquely aware of the disparities across the world, and value opportunities to give back to the communities who host them during their travels.

Why hasn't anyone else done this yet? Explain your Differentiator / MOAT:

Network: Over the last 10 years, we have built a robust global network of service providers and corporate partners and government partners (e.g. tourism departments) in over 50 countries across the world.

Community: We have invested 10 years into growing and nurturing a dedicated community of over 5,000 previous participants, 25,000 supporters, and 50,000 social media —all of whom are invested in and supportive of our vision for global adventure travel, and the socio-environmental mission behind it.

Industry Knowledge: We have 10 years of data informing on current trends in the travel industry, and the direction in which the market is headed. We are acutely plugged into the demands and expectations of tomorrow's travellers, and what is necessary to earn and keep their business.

The Concept: First and foremost, we are post-MVP (sold out in 48 hours with no paid media support). We have spent years refining this event to meet the expectations of modern travelers, as well as mitigating the most demanding operational and logistical hurdles. We have a robust process of generating clues, setting up challenges, and puzzles which are are all unique and created in-house. These have been tested during our MVP, and refined for this event.

Our Team: Risk mitigation, global operations and logistics experts, supported by leading marketing professionals, responsible for some of the worlds most viral and engaging content and companies.

What is your Exit strategy?

We believe there are two possible outcomes.

An Acquisition Exit: The company is acquired by a large production house, agency or private equity group for between $300M-$500M providing investors with a 42x-76x ROI. Bases on achieving $100M revenue within 4 years.

The Investment Exit: The company decides not to raise an A-Round and declares annual dividend disbursements. Providing investors an annual 3.5x-4.5x ROI. Alternatively the shareholder may choose to sell their shares to the company or public at an agreed value.

Neither outcome can be guaranteed.

Will more capital fundraising be required?

We envisage a trajectory post-Wefunder that would include Seed fundraising within 18 months of launch, and potentially an A-Round within 5 years. This would mean the Wefunder investors' SAFE would convert within 18 months and reach a potential 6-70x return if we meet our goals, with a potential exit within 5-7 years.

Are there any examples of relevant exits within the travel / events industry.

These are several mass participation, global adventure companies within the adventure travel and sports industry that have been acquired:

- IronMan (Triathlon) acquired for $650M

- Cape Epic - (Adventure Mountain Bike Race) acquired for +$100M

- Infront Sports & Media (Sports / Tourism Marketing Agency) acquired for $1.1B

- Rock N Roll Marathon (Interactive 5K Fun Run) acquired for +$250M

Are there any limitations - will very physically fit participants be at an

advantage to the $1M prize over less fit participants?

No. We have designed the event to mitigate participants' ability to gain an advantage due to physical or financial means (this is *incredibly* important to us). We also have numerous strategic safeguards in place that will identify any participants attempting to gain an unfair advantage over the course of the event.

How do I contact the Founders?

Easy! Drop us an email: HQ@TheGreatestAdventureOnEarth.com or email us directly using the emails in our investor deck.

Can you elaborate on the use of funds?

As an event-centric business, ticket sales will be our primary revenue driver. In order to drive ticket sales, we'll be investing roughly ~80% of funds raised towards a promotional campaign, paid media and publisher partnerships to deliver substantial impressions to our target audience.